RESTRICTIVE COVENANTS AGREEMENT

THIS AGREEMENT is made as of October 4, 2011

BETWEEN:

SAND TECHNOLOGY INC., a corporation under the Canada Business Corporations Act having an address at 4115, Sherbrooke Street W., Suite 500, Westmount, Qubec

(the “Vendor”)

AND:

INFORMATICA SOFTWARE, LIMITED, a company under the laws of Nova Scotia having an address at 100 Cardinal Way, Redwood City, California, 94063, United States of America

(the "Purchaser")

WHEREAS:

A.      The Purchaser and the Vendor have entered into an asset purchase agreement dated October 4, 2011 (the "Asset Purchase Agreement") pursuant to which the Purchaser has agreed to purchase from the Vendor all the properties, assets, interests and rights of the Vendor used in carrying on the Business upon the terms and conditions contained in the Asset Purchase Agreement; and

B.      The execution and delivery of this Agreement is a condition precedent to the obligation of the Purchaser to complete the transactions contemplated in the Asset Purchase Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions. In this Agreement:

	(a)	Capitalised terms used but not defined in this Agreement have the meanings ascribed to such terms in the Asset Purchase Agreement.

	(b)	"Agreement" means this non-competition agreement.

	(c)	"Non-Competition Period" has the meaning set out in Section 2.1.

1.2      Additional Rules of Interpretation.

     (1)      Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

     (2)      Headings. The inclusion in this Agreement of headings of Articles and Sections are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

     (3)      Section References. Unless the context requires otherwise, references in this Agreement to Sections or Schedules are to Sections or Schedules of this Agreement.

     (4)      Words of Inclusion. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

     (5)      References to this Agreement. The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular section or portion of it.

     (6)      Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

ARTICLE 2
NON-COMPETITION

2.1      Non-Competition by Vendor.  Subject to Section 2.4, the Vendor shall not, and shall ensure that its Affiliates do not, without the prior written consent of the Purchaser, at any time within the period of two (2) years following the date of this Agreement (the "Non-Competition Period"), either individually or in partnership or jointly or in conjunction with each other or any Person, as principal, agent, consultant, lender, contractor, employer, employee, investor or shareholder, or in any other manner, directly or indirectly, advise, manage, carry on, establish, acquire control of, be engaged in, invest in or lend money to, guarantee the debts or obligations of, or permit the Vendor's name or any part thereof to be used or employed by any Person that operates, is engaged in or has an interest in, a business anywhere within the world that is competes with the Business. Without limiting the effect of the foregoing, competing with the Business includes directly or indirectly engaging in or permitting the solicitation or sale to any of the present customers of the Business of any products or services of the type sold by the Business as at the date of this Agreement.

2.2      Non-Solicitation. During the Non-Competition Period, the Vendor shall not, and shall ensure that its Affiliates do not, either individually or in partnership or jointly or in conjunction with any other Person, as principal, agent, consultant, contractor, employer, employee or in any other manner, directly or indirectly solicit business from any customer or client of the Purchaser at the date of this Agreement for the benefit or on behalf of any Person operating a business which competes with the Business or attempt to direct any such customer or client away from the Purchaser or to discontinue or alter any one or more of their relationships with the Purchaser or its Affiliates.

2.3      Confidentiality. The Vendor shall not and shall ensure that its Affiliates do not use for the Vendor's own account or disclose to any other Person following the date of this Agreement any confidential or proprietary information or material relating to the Business or the operation thereof. Confidential or proprietary information or material includes, without limitation, the following types of information or material, in whatever form, both existing and contemplated, regarding the Business: corporate information, including contractual licensing arrangements, plans, strategies, tactics, policies, resolutions, patent, trade-mark and trade name applications, and any litigation or negotiations; information concerning suppliers; marketing information, including sales, investment and product plans, customer lists, strategies, methods, customers, prospects and market research data; financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings; operational and scientific information, including trade secrets; software; technical information, including technical drawings and designs; and personnel information, including personnel lists, resumes, personnel data, organizational structure and performance evaluations. The provisions of this Section are in addition to and not in substitution for the provisions contained in Section 7.3 of the Asset Purchase Agreement, and in the event of any conflict between the provisions of this Section and the provisions contained in Section 7.3 of the Asset Purchase Agreement, the provisions contained in Section 7.3 of the Asset Purchase Agreement shall prevail.

2.4      Permitted Shareholdings. Nothing in this Agreement shall prevent the Vendor or its Affiliates from purchasing as a passive investor up to 3% of the outstanding publicly traded shares or other securities of any class of any issuer listed on a recognized stock exchange.

2.5      Employees. The Vendor shall not, and it shall ensure that its Affiliates do not, for a period of two (2) years from the date of this Agreement, without the prior written consent of the Purchaser, induce any employee employed in the Business to leave such employ or offer to employ or employ such employee, provided that nothing in this Section shall restrict the Vendor from soliciting any employee employed in the Business solely through advertising in periodicals of general circulation or an employee search firm on behalf of a party or its representatives, so long as the party or its representative did not direct or encourage such search firm to solicit a specifically named employee employed in the Business.

2.6      Severability. Each provision of this Agreement shall constitute a separate and distinct covenant and shall be severable from all other such separate and distinct covenants contained in this Agreement. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

2.7      Remedies. The Vendor acknowledges that a breach by it or any of its Affiliates of any of the covenants contained in this Agreement would result in damages to the Purchaser and that the Purchaser may not be adequately compensated for such damages by monetary award alone. Accordingly, the Vendor agrees that in the event of any such breach, in addition to any other remedies available at law or otherwise, the Purchaser shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance by the Vendor and its Affiliates with the provisions of this Agreement. Any remedy expressly set out in this Agreement shall be in addition to and not inclusive of or dependent upon the exercise of any other remedy available at law or otherwise.

2.8      Reasonableness of Restrictions. The Parties agree that all restrictions in this Agreement are necessary and fundamental to the protection of the respective businesses of the Parties and are reasonable and valid. All defences to the strict enforcement of this Agreement against the Vendor or any of its Affiliates are hereby waived.

ARTICLE 3
GENERAL

3.1      Notices.

     (1)     Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or other similar means of electronic communication, in each case to the applicable address set out below:

     (a)      if to the Vendor, to:

Sand Technology Inc.
Suite 500 - 4115, Sherbrooke Street West
Westmount, Qubec H3Z 3L5
Canada

Fax no. (514) 939-2042
Attention: Tony Giuliano

with a copy to:

Fasken Martineau DuMoulin LLP
800 Victoria Square
PO Box 242, Suite 3700
Montral, Qubec H4Z 1E9
Canada

Fax no. (514) 397-7600
Attention: Peter Villani

     (b)      if to the Purchaser, to:

Informatica Software, Limited
100 Cardinal Way
Redwood City, California 94063
United States of America

Fax no. (650) 385-5500
Attention: Office of the General Counsel

with a copy to:

Blake, Cassels & Graydon LLP
2600 - 595 Burrard Street
Vancouver, British Columbia V7X 1L3
Canada

Fax no. (604) 631-3309
Attention: J-P Bogden

     (2) Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, faxed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

     (3) Change of Address. Any Party may from time to time change its address under this Section 3.1 by notice to the other Party given in the manner provided by this Section 3.1.

3.2      Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

3.3      Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

3.4      Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by any other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

3.5      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Qubec and the laws of Canada applicable therein and shall be treated in all respects as a Qubec contract.

3.6      Successors and Assigns. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

3.7      Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

3.8      Language. The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux prsentes ont exig que le prsent contrat et tous autres contrats, documents ou avis affrents aux prsentes soient rdigs en langue anglaise.

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EXECUTED as of the date first written above.

SAND TECHNOLOGY INC.

By:	(s) Thomas M. O'Donnell
Name:	Thomas M. O'Donnell
Title:	CEO

INFORMATICA SOFTWARE, LIMITED

By:	(s) Earl E. Fry
Name:	Earl E. Fry
Title:	Secretary, Treasurer